

Rabobank **Rabobank Nederland**

Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615

Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Our reference BB/jcd
Date 2 november, 2004

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period Oktober 2004 and the Pricing Supplements of Oktober 2004 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Director Control Rabobank Group

03 October 2004

Heemskerk launches Rabobank Development Program in Washington

On the occasion of the annual meetings of IMF and World Bank

Bert Heemskerk, Chairman of the Rabobank Group's Executive Board, officially launched the Rabobank Development Program today (3 October) in Washington on the occasion of the Annual Meetings of IMF and World Bank in Washington. The Program was launched during a special Rabobank event attended by a large number of bankers from developing countries. The Rabobank Development Program supports rural banking in developing countries and it has a start-up capital of 25 million Euro. Heemskerk mentioned in Washington ten of the fifteen developing countries Rabobank will concentrate on. These are Brazil, Bolivia, China, Egypt, India, Indonesia, Mozambique, Peru, Tanzania and Vietnam. The other five countries will be selected on the basis of opportunities that will emerge.

Says Heemskerk: "The launch of the Rabobank Development Program is a new challenge. More than four billion people around the world do not have access to institutional financial services. As a socially responsible and involved co-operative bank, Rabobank regards it as a key mission to combat this deprivation and to encourage development of rural economies in developing countries."

The 25 million Euro start-up capital of the Rabobank Development Program is available for equity participation in financial institutions and for guarantees. The focus in the selected developing countries will be on institutions with a predominantly rural presence, that demonstrated long term viability and whose management feels a need for substantial development support. For instance if it intends to restructure, to enter into new markets or to expand its product range. If there are specific needs for financial services in rural areas or for the agricultural sector, Rabobank will, together with a local partner, also establish new financial institutions. In such cases Rabobank's commitment will be long term. For this purpose institutional links are provided by way of equity investments and board membership.

A new subsidiary of Rabobank will execute the Rabobank Development Program. Its management will consist of Arnold Kuijpers and Gerard van Empel.

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pressoffice@rn.rabobank.nl

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Rabobank

Latest News

21 October 2004

Rabobank receives notice of termination from FCSA

Rabobank Had Increased Purchase Price to $ 750 Million

Rabobank had increased the purchase price offered to FCSAmerica by $150 million, to $750 million, a 25% increase over the original purchase price contained in the acquisition agreement of July 30, 2004. This increased purchase price was structured in a way that would have resulted in a significant additional payment to each of FCSAmerica's 51,000 stockholders.

"We are disappointed by the decision of FCSAmerica's board, given that we had significantly increased our offer in order to clearly demonstrate our commitment to completing the transaction," says Cor Broekhuyse, head of the Americas for Rabobank International. "We strongly believe our partnership would have offered tremendous benefits to FCSAmerica customers in terms of new products, improved services and, of course, a considerable financial payment to stockholders. It is unfortunate that the board's decision means that the stockholders' right to vote will be denied."

Mr. Broekhuyse continues, "We believe FCSAmerica's board may have been subject to undue pressure by certain FCS institutions and other third parties whose actions and statements were motivated primarily by fear of having to compete with a combined FCSAmerica-Rabobank entity. We believe this is a short-sighted response and not in the best interests of American agricultural producers or rural customers. Rabobank is firmly committed to expanding its investment in the U.S. market and helping to create a more competitive financing environment, and believes that its superior products will benefit American farmers and ranchers."

Rik van Slingelandt, the member of the Executive Board of the Rabobank Group responsible for international operations and chairman of the Managing Board of Rabobank International Rabobank speaks of "a missed opportunity" for FCSAmerica's customers. "Apart from a much broader range of products and services than FCSAmerica can offer within the current Farm Credit System, they also now miss the possibility to directly profit from Rabobank's extensive agricultural knowledge", says Rik van Slingelandt

Van Slingelandt emphasises that Rabobank is firmly committed to continuing to invest in the U.S. market and helping to create a more competitive financing environment, and believes that its superior products will benefit all American farmers and ranchers. Operating in the U.S. for 25 years, Rabobank already has a sales network of over 80 locations in 20 states from which it provides ag finance services throughout the U.S.

"In the last couple of years, many American farmers have already found their way to us", says Van Slingelandt. "To ensure that their number continues to grow, we shall considerably increase our investment in American agriculture by systematically expanding our Rabo AgriFinance and Rabo AgServices divisions, and by making further acquisitions in the U.S. agriculture sector. Based on the positive feedback and interest we've received from Midwestern farmers and ranchers, we are particularly looking to build our presence in the Midwest."

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29 October 2004

Massive investor appetite for Rabobank - Tier I issue

Rabobank group expands its capital base by two billion euros Issue of Trust Preffered Securities oversubscribed in just hours

Rabobank Group has strengthened its capital base by two billion euros through an extremely successful issue of Trust Preferred Securities, thereby increasing its long-term growth potential. The issue consisted of three currencies divided across four tranches: 1.5 billion US dollars, 350 million UK pounds and 500 million Australian dollars, consisting of a 250 million fixed rate tranche and a 250 million floating rate tranche.
The issue was targeted at institutional investors, mainly pension funds and insurers, and attracted an enthusiastic response on a global basis. The US dollar and UK pound tranches were oversubscribed six times in a very short space of time, and the Australian dollar tranches were oversubscribed 1.5 times.

The proceeds of these securities are classified as Tier 1 or core capital for the Rabobank Group. The prefs were issued via US special purpose vehicles (the Rabobank Capital Funding Trusts III, IV, V and VI). The New York office of Rabobank International structured the related transactions. The prefs have received the highest rating from Moody's (Aa2) and Standard and Poor's (AA) for Tier-1 debt. They are perpetual instruments that may be repaid early after a specified number of years at Rabobank's discretion. The instruments can be repaid after 12 years for the US dollar tranche, after 15 years for the UK pounds tranche and after 10 years for both the Australian dollar tranches.

"The issue is exceptional in a number of regards. To start with the price that we are paying for this new core capital is the most competitive that has ever been paid in the market," says Pauline Bianchi, who is responsible for raising capital for the Rabobank Group. "The size and complexity of the issue with four tranches in three different currencies also make it extraordinary. A groundbreaking aspect of this issue is that we are both the first foreign bank to raise Tier-1 capital in Australia and the first issuer to offer both fixed rate and floating rate alternatives in the market. All of this was achieved not only as a result of our high credit rating, but also in large part thanks to the hard work and dedication of our people in New York and the members of our road show teams."

Bert Bruggink, Director of Finance and Control of the Rabobank Group, explains the background behind the issue: "While our lending activities in US dollars, UK pounds and Australian dollars are continuously growing, this issue provides a natural hedge. It is also in line with our policy of maintaining the long-term Tier-1 ratio at above 10%. Because of the steady growth of our activities it is not possible to sustain this ratio solely through retained profits, certainly not if we also want to make a limited number of (smaller) acquisitions. This is why we occasionally raise extra capital. Although there was no real need to do this for the short term, we decided to execute the issue now in light of the current extremely favourable market conditions."

The order book for the issue in US dollars was closed just three hours after it opened. At that time investors had already subscribed for 6 billion dollars, while the targeted issue size was 1 billion US dollars. As a result of the enormous response, the issue in US dollars was increased to 1.5 billion, which meant this tranche was on balance four times oversubscribed. 79% of the US dollar issue was placed with U.S. investors and the remainder was placed with institutions in Europe.
The UK pound issue was also well over-subscribed. The order book totalled 1.6 billion pounds with an initial planned issue size of 250 million pounds. This was subsequently increased to 350 million pounds, which meant that this issue was ultimately oversubscribed five times. More than 80% of the pounds tranche was sold into the United Kingdom and 15% went to investors in the rest of Europe (Switzerland taking 5.6%). The remainder was sold into the U.S. and Asia.

The initial target size for the two tranches in Australia was 300 million. The order book stood at 800 million, after which the issue amount was upsized to 500 million Australian dollars. Consequently the issue was oversubscribed 1.5 times. 92% of the Australian dollar paper was placed in Australia, whilst the remainder was placed primarily with investors in Asia.

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contact information

Press Relations
PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl

RELATED INFORMATION

Press Releases Archive
Spokespersons
Media Calendar
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Dutch Press Release

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(*incorporated under the Corporations Act 2001 of Australia*)

RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 1133A
TRANCHE NO: 1

NOK 400,000,000 3.50 per cent. Notes 2004 due 2009

Deutsche Bank

Rabobank International

ABN AMRO	**Danske Bank**
Dexia Capital Markets	**KBC International Group**
UBS Investment Bank	**Zurich Cantonal Bank**

The date of this Pricing Supplement is 4 October 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find some additional selling restrictions in Item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1133A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 400,000,000
	(ii)	Tranche:	NOK 400,000,000
5	(i)	Issue Price:	101.5180 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	NOK 398,572,000
6	Specified Denominations:		NOK 10,000, NOK 50,000
7	(i)	Issue Date:	6 October 2004
8	Maturity Date:		6 October 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	3.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	6 October in each year commencing on 6 October 2005 and ending on 6 October 2009
	(iii)	Fixed Coupon Amount(s):	NOK 350.00 per NOK 10,000 in nominal amount, NOK 1,750.00 per NOK 50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable

	(v)	Day Count Fraction (Condition 1(a)):	Act/Act – ISMA
	(vi)	Determination Date(s):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		NOK 10,000 per Note of NOK 10,000 specified denomination NOK 50,000 per Note of NOK 50,000 specified denomination
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for Definitive Notes on 40 days' notice
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET and Oslo

28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i) If syndicated, names of Managers:	ABN AMRO Bank N.V. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Danske Bank A/S Deutsche Bank AG London Dexia Banque Internationale à Luxembourg, *société anonyme acting under the name of* Dexia Capital Markets KBC Bank NV UBS Limited Zurich Cantonal Bank
	(ii) Stabilising Agent (if any):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(iii) Manager's Commission:	Combined Management and Underwriting Commission: 0.25 per cent. of the nominal amount of the Notes and Selling Concession: 1.625 per cent. of the Aggregate Principal Amount of the Notes
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	<u>The Netherlands</u>: Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

		(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states that are a party to the European Union or the European Economic Area; (b) at least 60% of those Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to in paragraphs 7 and 8 of Annex I to EC Directive 2000/12/EC. Each Manager has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	(i) ISIN Code:	XS0201737771
40	(i) Common Code:	020173777
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A., Rabo Securities N.V. and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.118796, producing a sum of (for Notes not denominated in Euro):	EUR 47, 518, 400

46	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	4 October 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:

Duly authorised signatory

EXECUTION COPY

Pricing Supplement
RABO AUSTRALIA LIMITED

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1129A
TRANCHE NO: 1
AUD 150,000,000 5.75 per cent. Notes 2004 due 2009

Rabobank International
Commonwealth Bank of Australia
Dexia Banque International á Luxembourg, société anonyme acting under the name of Dexia Capital Markets
ING Financial Markets
UBS Investment Bank
Deutsche Bank
TD Securities
ABN AMRO
Fortis Bank
KBC International Group
Banque et Caisse d'Epargne de l'Etat, Luxembourg
WestLB AG
Zurich Cantonal Bank

The date of this Pricing Supplement is 4 October 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch ("**Rabobank Australia Branch**"), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

US Selling Restrictions

The Notes and the Guarantee have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are in bearer form and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered directly or indirectly in the United States or to U.S. persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A of the Securities Act. Reg. S Category 2 selling restrictions and TEFRA D Rules (as more fully specifically described in the Offering Circular and Subscription Agreement) will apply.

UK Selling Restrictions

Each Manager has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities

Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Netherlands:

Each manager has represented and agreed that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area;

(b) at least 60% of those Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex I to the EC Directive 2000/12/EC.

Each of the Managers has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

Australia:

No prospectus or other disclosure document in relation to the Programme or the Notes has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each Manager has represented and agreed that, in connection with the primary distinction of the Notes, it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and
(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (Cth), and (ii) such action complied with all applicable laws and regulations.

In addition, each Manager agrees that, in connection with the primary distribution of the Notes, it will not sell Notes to any person who has been notified in writing by the Issuer or Rabobank Australia Branch, respectively, to be an associate of the Issuer or Rabobank Australia Branch, respectively, the acquisition of a Note by whom would cause the Issuer or Rabobank Australia Branch, respectively, to fail to satisfy the public offer test in section 128F of the Income Tax

Assessment Act 1936 of Australia (the "Australian Tax Act") as a result of section 128F(5) of the *Australian Tax Act.*

There has been no significant adverse change in the financial or trading position of the Issuer, the Guarantor or of the Group since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Rabo Australia Limited
	(ii)	Guarantor:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1129A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 150,000,000
	(ii)	Tranche:	AUD 150,000,000
5	(i)	Issue Price:	(a) in the case of AUD 100,000,000 100.831 per cent. of the Nominal Amount of the Notes; and (b) in the case of AUD 50,000,000 101.715 per cent. of the Nominal Amount of the Notes.
	(ii)	Net proceeds:	AUD 148,876,000 (less agreed expenses)
6	Specified Denominations:		AUD 2,000, AUD 5,000, AUD 100,000
7	(i)	Issue Date:	6 October 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		6 October 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	Applicable
	(i) Rate of Interest:	5.75 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	6 October in each year commencing on 6 October 2005 and ending on the Maturity Date.
	(iii) Fixed Coupon Amount(s):	AUD 115.00 on each denomination of AUD 2,000, AUD 287.50 on each denomination of AUD 5,000 and AUD 5,750.00 on each denomination of AUD 100,000
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual (ISMA)
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions	Not Applicable
19	Zero Coupon Note Provisions	Not Applicable
20	Index Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount	Nominal Amount
25	Early Redemption Amount	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes in bearer form not earlier than 40 days after the date on which the notes are issued, upon certification as to non-US beneficial ownership.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Sydney and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as the Notes are represented by a Temporary Global Note and the Temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) The Toronto-Dominion Bank Commonwealth Bank of Australia ABN AMRO Bank N.V. Dexia Banque Internationale á Luxembourg, société anonyme acting under the name of Dexia Capital Markets Fortis Bank nv-sa ING Belgium SA/NV KBC Bank NV UBS Limited Banque et Caisse d'Epargne de l'Etat, Luxembourg Deutsche Bank AG London WestLB AG Zurich Cantonal Bank
	(ii)	Stabilising Agent (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined management and underwriting commission is 0.25 per cent. of the principal amount of the Notes. Selling commission: 1.625 per cent. of the principal amount of the Notes.
35		If non-syndicated, name of Manager:	Not Applicable
36		Additional selling restrictions:	US Selling Restrictions The Notes and the Guarantee have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are in bearer form and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered directly or indirectly in the United States or to U.S. persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A of the Securities Act. Reg. S Category 2 selling restrictions and TEFRA D Rules (as more fully specifically described in the Offering Circular and Subscription Agreement) will apply.

UK Selling Restrictions

Each Manager has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Netherlands:

Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states that are a party to the European Union or the European Economic Area;

(b) at least 60% of those Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to in paragraphs 7 and 8 of Annex I to EC Directive 2000/12/EC.

Each Manager has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

Australia:

No prospectus or other disclosure document in relation to the Programme or the Notes has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each Manager has represented and agreed that, in connection with the primary distinction of the Notes, it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (Cth), and (ii) such action complied with all applicable laws and regulations.

In addition, each Manager agrees that, in connection with the primary distribution of the Notes, it will not sell Notes to any person who has been notified in writing by the Issuer or Rabobank Australia Branch, respectively, to be an associate of the Issuer or Rabobank Australia Branch, respectively, the acquisition of a Note by whom would cause the Issuer or Rabobank Australia Branch, respectively, to fail to satisfy the public offer test in section 128F of the Income Tax Assessment Act 1936 of Australia (the "Australian Tax Act") as a result of section 128F(5) of the Australian Tax Act.

37	Cost of Issue:	Not Applicable
38	Subscription Period	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0201012969
40	Common Code:	020101296
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., as Paying Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.571985, producing a sum of (for Notes not denominated in Euro):	Euro 85,797,750
46	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	4 October 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:

Duly authorised

Signed on behalf of the Guarantor:

By:

Duly authorised


RECEIVED
2004 NOV 15 A 9:53

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Reglement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 32
	(ii)	Tranche Number:	1

3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	EUR 685,000
	(i) Series:	EUR 685,000
	(ii) Tranche:	EUR 685,000
5.	(i) Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii) Net proceeds:	EUR 678,150
6.	Specified Denominations:	EUR 1,000
7.	(i) Issue Date:	6 October 2004
	(ii) Interest Commencement Date (*if different from the Issue Date*):	Not Applicable
8.	Maturity Date:	8 October 2007
9.	Interest Basis:	2.55 per cent. Fixed Rate
10.	Redemption/Payment Basis:	Redemption at par
11.	Status of the Notes:	Senior
12.	Listing:	Euronext Amsterdam
13.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	2.55 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	8 October in each year, not adjusted
	(iii) Fixed Coupon Amount(s):	EUR25.5 per EUR 1,000 in nominal amount
	(iv) Broken Amount:	In the case of the Interest Payment Date falling on 8 October 2005, EUR 25.64 per EUR 1,000 in nominal amount of Notes.
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi) Determination Date(s) (Condition 1(a)):	8 October in each year, commencing on 8 October 2005
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**	Not Applicable
16.	**Zero Coupon Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount
18.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
22.	Other terms or special conditions:		So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i)	Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

	(Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
(ii) Stabilising Manager (if any):	Deutsche Bank AG London
(iii) Dealer's Commission:	1.00 per cent.
24. Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25. ISIN Code:	XS0202207089
26. Common Code:	020220708
27. Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DDJJ
28. Delivery:	Delivery against payment
29. The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30. The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31. In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
(ii) Numbering and letters:	Not Applicable
(iii) Whether CF-Form Notes will be issued:	No
(iv) Numbering and letters of CF-Form Notes:	Not Applicable
(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 678,150

	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
32.	In the case of Notes offered in Switzerland:	
	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 2 of its Articles of Association, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.
33.	Cost of issue:	None

34.	Effective yield at Issue Price of 100%:	2.55 per cent., per annum
35.	Subscription period:	27 September 2004 to 1 October 2004
36.	Date of Pricing Supplement:	6 October 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:

Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at: Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2003 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on: 27 September 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP


RECEIVED

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 1136A
TRANCHE NO: 1

Issue Price: 99.856 per cent.

EUR 1,500,000,000 Floating Rate Notes 2004 due 2009

Dresdner Kleinwort Wasserstein

Rabobank International

The Royal Bank of Scotland

The date of this Pricing Supplement is 1 October 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find some additional selling restrictions in Item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes and must be brought to an end after a limited period.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1136A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 1,500,000,000
	(ii) Tranche:	EUR 1,500,000,000
5	(i) Issue Price:	99.856 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	EUR 1,497,840,000
6	Specified Denominations:	EUR 1,000
7	Issue Date:	5 October 2004
8	Maturity Date:	5 October 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	Not Applicable
18	Floating Rate Provisions	Applicable
	(i) Interest Period(s):	The Interest Periods shall be from and including 5 January to but excluding 5 April, from and including 5 April to but excluding 5 July, from and including 5 July to but excluding 5 October and from and including 5 October to but excluding 5 January in each year

(ii)	Specified Interest Payment Dates:	Interest will be payable quarterly in arrear on 5 January, 5 April, 5 July and 5 October in each year, commencing on 5 January 2005 and ending on the Maturity Date.
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable
	- Floating Rate Option:	EUR-EURIBOR-Telerate
	- Designated Maturity:	3 month
	- Reset Date:	The first day of the relevant Interest Period
	- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

19	Zero Coupon Note Provisions	Not Applicable
20	Index Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	Early Redemption Amount	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable

31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Dresdner Bank AG London Branch The Royal Bank of Scotland plc
	(ii) Stabilising Agent (if any):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(iii) Manager's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	**Bahrain** For Bahrainian residents only this Pricing Supplement is strictly private and confidential and is being issued to a limited number of sophisticated investors, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof. The Global Medium Term Note Programme has not been approved by the Bahrain Monetary Agency ("BMA"). The BMA takes no responsibility for the accuracy of the statements and information contained in either this Pricing Supplement or the Offering Circular dated 7 October 2003 relating to the Global Medium Term Note Programme, nor shall the BMA have any liability to any person for damage or loss resulting from reliance on any statement or information contained herein. All applications for investment should be received, and any allotments made, from outside Bahrain.

Belgium

The Offering Circular and related documents are not intended to constitute a public offer in Belgium and may not be distributed to the Belgian public. The Belgian Commission for Banking, Finance and Insurance has not reviewed nor approved this (these) document(s) or commented as to its (their) accuracy or adequacy or recommended or endorsed the purchase of Notes.

Each Manager has represented and agreed that it will not:

a) offer for sale, sell or market in Belgium such Notes by means of a public offer within the meaning of the Law of 22nd April, 2003 on the public offer of securities; or

b) sell Notes to any person qualifying as a consumer within the meaning of Article 1.7° of the Belgian law of 14th July, 1991 on consumer protection and trade practices unless such sale is made in compliance with this law and its implementing regulation.

Switzerland

No public offering may be made in Switzerland with respect to the Notes.

The Netherlands

The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	(i)	ISIN Code:	XS0202531934
40	(i)	Common Code:	020253193

41	*Any clearing system(s) other than* Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Calculation Agent and Paying Agent and Deutsche Bank Luxembourg S.A., Rabo Securities N.V. and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the *case of* Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	1 October 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:

Duly authorised signatory



Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australia Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)

(incorporated with limited liability in the Australian Capital Territory)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 1135A
TRANCHE NO.: 1

USD 500,000,000 3.625 per cent. Notes 2004 due 2009

Merrill Lynch International

Rabobank International

UBS Investment Bank

The date of this Pricing Supplement is 1 October 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated 7 October 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer or of the Group since 30 June 2004, the date of the last published interim accounts and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, being the date of the latest audited financial statements of the Group.

In connection with this issue, UBS Limited (the "**Stabilising Manager**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager or any agent acting for it to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1135A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 500,000,000
	(ii)	Tranche:	USD 500,000,000
5	(i)	Issue Price:	101.336 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	USD 497,305,000
6	Specified Denominations:		USD 1,000, USD 10,000 and USD 100,000
7	(i)	Issue Date:	5 October 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Issue Date
8	Maturity Date:		5 October 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.625 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		None
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	3.625 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	5 October in each year commencing 5 October 2005 and ending on the Maturity Date

	(iii)	Fixed Coupon Amounts:	USD 36.25 per USD 1,000 in nominal amount USD 362.50 per USD 10,000 in nominal amount USD 3,625 per USD 100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount of each Note		USD 1,000 per Note of USD 1,000 specified denomination USD 10,000 per Note of USD 10,000 specified denomination USD 100,000 per Note of USD 100,000 specified denomination
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early *redemption* (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London and New York
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	The provisions in Condition 14 will apply to further issues
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Merrill Lynch International Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) UBS Limited
	(ii)	Stabilising Manager (if any):	UBS Limited
	(iii)	Dealer's Commission:	1.875 per cent. of the nominal amount of the Notes comprising a management and underwriting commission of 0.25 per cent. and a selling commission of 1.625 per cent.
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		**The Netherlands** Each Manager will be required to represent and agree that the Notes will and may only be offered in the Netherlands, or by the Issuer anywhere in the world, and such an offer will and may only be announced, to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities), provided that the offer, the applicable Pricing Supplement and each announcement of the offer states that the offer is exclusively made to those persons.
37	Costs of Issue:		Not Applicable
38	Subscription period:		Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0202228168
40	Common Code:	020222816
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment

GENERAL

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London Deutsche Bank Luxembourg S.A. Rabo Securities N.V.

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.811111, producing a sum of (for Notes not denominated in Euro):	Euro 405,555,000
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	1 October 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 60,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

Guaranteed in respect of Notes issued by Rabo Australia Limited,

Rabobank Ireland plc, and

by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1150A

TRANCHE NO: 1

EUR 20,000,000 Callable Index Linked Notes due October 2034

Issue Price: 100.00 per cent

Goldman Sachs International

The date of this Pricing Supplement is 22 October 2004

This Pricing Supplement, under which the Notes described herein (the '**Notes**') are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the '**Offering Circular**') dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1150A
	(ii) Tranche:	1
3	Specified Currency or Currencies:	Euro ('EUR')
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 20,000,000
	(ii) Tranche:	EUR 20,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 100,000
7	Issue Date:	26 October, 2004
	Interest Commencement Date:	26 October, 2004
8	Maturity Date:	26 October, 2034
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed rate for the Period from and including 26 October, 2004 to but excluding 26 October, 2007 (further details specified below in item 17) Index Linked Interest from and including 26 October, 2007 to but excluding Maturity Date (further details specified below in item 20)
11	Redemption/Payment Basis:	Please refer to item 24
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	For the Period from and including 26 October 26, 2004 to but excluding 26 October 26, 2007, Interest will accrue at 5.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Dates:	26 October 2005, 26 October 2006 and 26 October 2007

	(iii) Fixed Coupon Amount(s):	EUR 5,500 per EUR 100,000 in Nominal Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Applicable
(i)	Index/Formula:	For the Period from and including the 26 October, 2007 to but excluding the Maturity Date, Interest will accrue at 5.50 per cent. per annum, when **EUR 20 Year Swap Rate – EUR 2 Year Swap Rate** is greater than 1.00 per cent on a zero basis. If **EUR 20 Year Swap Rate – EUR 2 Year Swap Rate** is less than or equal to 1.00 per on a zero basis, then Interest will accrue at 4.00 per cent. per annum **"EUR 20 Year Swap Rate"** means the 20 Year EUR Interest Rate Swap which appears on Reuters "ISDAFIX1" at 11:00 am Frankfurt time, two (2) TARGET business days prior to the beginning of each Interest Period **"EUR 2 Year Swap Rate"** means the 2 Year EUR Interest Rate Swap which appears on Reuters "ISDAFIX1" at 11:00 am Frankfurt time, two (2) TARGET business days prior to the beginning of each Interest Period
(ii)	Calculation Agent responsible for calculating the interest due:	Goldman Sachs International
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	If such rate does not appear on the Designated Reuters Page, then the EUR 20 Year Swap Rate and/or the EUR 2 Year Swap Rate will be determined by the Calculation Agent in a fair and commercially reasonable manner
(iv)	Interest Period(s):	From and including 26 October, 2007 up to and including the Maturity Date
(v)	Specified Interest Payment Dates:	None
(vi)	Business Day Convention:	Modified Following Business Day Convention

(vii)	Additional Business Centre(s) (Condition 1(a)):	TARGET
(viii)	Minimum Rate of Interest:	Not Applicable
(ix)	Maximum Rate of Interest:	Not Applicable
(x)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Every 26 October in each year from and including 26 October, 2007 to but excluding the Maturity Date
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	EUR 100,000 per Note of EUR 100,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than 5 TARGET Business Days prior to each Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		EUR 100,000 per Note of EUR 100,000 specified denomination if the note is called on 26 October 2007, otherwise 100.00% * [(1.055^n1)*(1.04^n2)] where **n1** is equal to the number of years prior to redemption that the Interest accrued on the note is 5.50 per cent **n2** is equal to the number of years prior to redemption that the Interest accrued on the note is 4.00 per cent
25	**Early Redemption Amount**		

(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii)	Applicable TEFRA exemption:	D Rules

27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London and New York The first sentence of Condition 8 (h) shall be deemed to be deleted and replaced with the following: "if any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, nothwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Goldman Sachs International
36	Additional selling restrictions:	Not Applicable
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0203755664
40	Common Code:	020375566
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London Branch as Fiscal Paying Agent and Deutsche Bank Luxembourg S.A. as Paying Agent. Goldman Sachs International as Calculation Agent.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable

45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [] producing a sum of (for Notes not denominated Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	22 October 2004
49	Date of Base Offering Circular:	15 October 20043

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

EXECUTION COPY

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 938A
TRANCHE NO: 3

HUF 6,500,000,000 9.00 per cent. Notes 2004 due 5 February 2007

(to be consolidated and form a single series with the existing HUF 10,000,000,000 9.00 per cent. Notes 2004 due 5 February 2007, issued on 5 February 2004 and HUF 6,500,000,000 9.00 per cent. Notes 2004 due 5 February 2007, issued on 23 July 2004)

TD Securities

Deutsche Bank

RBC Capital Markets

Rabobank International

KBC Bank NV

The date of this Pricing Supplement is 25 October 2004.

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), save in respect of the Conditions. The Conditions as included in the Offering Circular dated 7 October 2003 are applicable. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

The Netherlands

Each Manager has represented and agreed that the Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the issuing institution is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

Each Manager has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hungary

Each of the Managers has acknowledged that no permit of the Hungarian Financial Supervisory Authority has been obtained and has represented, warranted and agreed that it has not offered, sold or delivered, and that it will not offer, sell and deliver, any notes in the Republic of Hungary, other than in accordance with all applicable provisions of Act CXX of 2001 on the Capital Market.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, the date of the last published annual accounts.

On July 30, 2004, Rabobank Nederland announced that it had entered into an agreement to acquire Farm Credit Services of America (**"FCSAmerica"**), based in Omaha, Nebraska. FCSAmerica has assets of approximately $8 billion and 900 employees. FCSAmerica is a part of the Farm Credit System which is a network of cooperatively owned lending institutions and related service organizations, supervised by the Farm Credit Administration on behalf of the U.S. government. The acquisition was subject to the approval of regulatory authorities in the United States and the Netherlands and a number of additional conditions, including approval of the transaction by the FCSAmerica board and approval of the board of the Farm Credit Administration and the stockholders of FCSAmerica of the withdrawal of FCSAmerica from the Farm Credit System. The board of FCSAmerica did not approve the transaction and consequently FCSAmerica terminated the acquisition agreement as of October 20, 2004. Rabobank Nederland remains firmly committed to expanding our presence in the U.S. market, particularly in the Midwest, by expanding our Rabo Agrifinance and Rabo Ag Services divisions and through acquisitions.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1144A
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		Hungarian Forint ("HUF")
4	Aggregate Nominal Amount:		
	(i)	Series:	HUF 23,000,000,000
	(ii)	Tranche:	HUF 6,500,000,000
5	(i)	Issue Price:	100.405 per cent. of the Aggregate Nominal Amount of the Notes plus 265 days' accrued interest in respect of the period from and including 5 February 2004 to but excluding 27 October 2004
	(ii)	Net proceeds:	HUF 6,876,765,573.77 (excluding any agreed expenses)
6	Specified Denominations:		HUF 1,000,000 and HUF 10,000,000
7	(i) Issue Date:		27 October 2004
	(ii) Interest Commencement Date		5 February 2004
8	Maturity Date:		5 February 2007
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		9.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	9.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	5 February in each year commencing on 5 February 2005 and ending on the Maturity Date

	(iii)	Fixed Coupon Amounts:	HUF 90,000 on each denomination of HUF 1,000,000; HUF 900,000 on each denomination of HUF 10,000,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes

	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for Definitive Notes on or after a date which is expected to be 8 December 2004 upon certification as to non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London and Budapest
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		So long as Bearer Notes are represented by a Temporary Global Note and the Temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), Deutsche Bank AG London, KBC Bank NV, Royal Bank of Canada Europe Limited

	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealer's Commission:	1.00 % Selling Commission 0.125 % Management and Underwriting Commission
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	The Netherlands Each Manager has represented and agreed that the Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the issuing institution is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC. Each Manager has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world. U.S. Selling Restrictions - Reg. S Category 2 TEFRA D. United Kingdom Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring,

holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Hungary

Each of the Managers has acknowledged that no permit of the Hungarian Financial Supervisory Authority has been obtained and has represented, warranted and agreed that it has not offered, sold or delivered, and that it will not offer, sell and deliver, any notes in the Republic of Hungary, other than in accordance with all applicable provisions of Act CXX of 2001 on the Capital Market.

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	(i)	ISIN Code:	XS0184369733
	(ii)	Temporary ISIN Code:	XS0203910814
40	(i)	Common Code:	18436973
	(ii)	Temporary Common Code:	20391081
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):		Not Applicable
42	Delivery:		Delivery against payment

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. as Paying Agent, Transfer Agent and Registrar and Deutsche Bank Luxembourg S.A. as Listing Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.004029, producing a sum of (for Notes not denominated in Euro):	Euro 26,188,500
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	25 October 2004
49	Date of Base Offering Circular:	15 October 2004. For avoidance of doubt the Terms and Conditions of the Offering Circular dated 7 October 2003 will apply.

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc, by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO.: 1153A
TRANCHE NO: 1

JPY1,000,000,000 Step Up Fixed Rate Callable Notes
due 28 October 2014

Issue Price: 100.00 per cent.

NIKKO CITIGROUP

Nikko Cordial Corporation and Citigroup Inc. have established a series of business alliances in respect of Japan related activities. Citigroup Global Markets Limited is authorised to conduct Japan related business under the name Nikko Citigroup.

The date of this Pricing Supplement is 26 October 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular dated 15 October, 2004 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, the date of the last published accounts.

On July 30, 2004, Rabobank Nederland announced that it had entered into an agreement to acquire Farm Credit Services of America ("**FCSAmerica**"), based in Omaha, Nebraska. FCSAmerica has assets of approximately $8 billion and 900 employees. FCSAmerica is a part of the Farm Credit System which is a network of cooperatively owned lending institutions and related service organizations, supervised by the Farm Credit Administration on behalf of the U.S. government. The acquisition was subject to the approval of regulatory authorities in the United States and the Netherlands and a number of additional conditions, including approval of the transaction by the FCSAmerica board and approval of the board of the Farm Credit Administration and the stockholders of FCSAmerica of the withdrawal of FCSAmerica from the Farm Credit System. The board of FCSAmerica did not approve the transaction and consequently FCSAmerica terminated the acquisition agreement as of October 20, 2004. Rabobank Nederland remains firmly committed to expanding our presence in the U.S. market, particularly in the Midwest, by expanding our Rabo Agrifinance and Rabo Ag Services divisions and through acquisitions.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2.	(i) Series Number:	1153A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Japanese Yen ("JPY").
4.	Aggregate Nominal Amount	
	(i) Series:	JPY 1,000,000,000
	(ii) Tranche:	JPY 1,000,000,000.
5.	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
6.	Specified Denominations:	JPY100,000,000 The Notes may not be subdivided or reissued in a smaller denomination.
7.	Issue Date:	28 October 2004.
8.	Maturity Date:	28 October 2014
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No.
10.	Interest Basis:	Fixed Rate (further details specified below).
11.	Redemption/Payment Basis:	Redemption at par.
12.	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13.	Put/Call Options:	Call (further details specified below).
14.	Status of the Notes:	Senior.
15.	Listing:	None
16.	Method of distribution:	Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions:**	Applicable
	(i) Rate of Interest:	For the period from and including the Issue Date to but excluding 28 October 2005: 1.00 per cent. per annum payable semi-annually in arrear For the period from and including the 28 October 2005 to but excluding 28 October 2006: 1.26 per cent. per annum payable semi-annually in arrear For the period from and including the 28 October 2006 to but excluding 28 October 2007: 1.52 per cent. per annum payable semi-annually in arrear For the period from and including the 28 October 2007 to but excluding 28 October 2008: 1.78 per cent. per annum payable semi-annually in arrear For the period from and including the 28 October 2008 to but excluding 28 October 2009: 2.04 per cent. per annum payable semi-annually in arrear For the period from and including the 28 October 2009 to but excluding 28 October 2010: 2.30 per cent. per annum payable semi-annually in arrear For the period from and including the 28 October 2010 to but excluding 28 October 2011: 2.56 per cent. per annum payable semi-annually in arrear For the period from and including the 28 October 2011 to but excluding 28 October 2012: 2.82 per cent. per annum payable semi-annually in arrear For the period from and including the 28 October 2012 to but excluding 28 October

	2013: 3.08 per cent. per annum payable semi-annually in arrear
	For the period from and including the 28 October 2013 to but excluding 28 October 2014: 3.34 per cent. per annum payable semi-annually in arrear
(ii) Interest Payment Date(s):	28 April and 28 October in each year, from and including 28 April 2005 to and including the Maturity Date, for which the relevant Business Days are London and Tokyo.
(iii) Fixed Coupon Amounts:	For the period from and including the Issue Date to but excluding 28 October 2005: JPY500,000 per JPY100,000,000 Specified Denomination on each Interest Payment Date
	For the period from and including the 28 October 2005 to but excluding 28 October 2006: JPY630,000 per JPY100,000,000 Specified Denomination on each Interest Payment Date
	For the period from and including the 28 October 2006 to but excluding 28 October 2007: JPY760,000 per JPY100,000,000 Specified Denomination on each Interest Payment Date
	For the period from and including the 28 October 2007 to but excluding 28 October 2008: JPY890,000 per JPY100,000,000 Specified Denomination on each Interest Payment Date
	For the period from and including the 28 October 2008 to but excluding 28 October 2009: JPY1,020,000 per JPY100,000,000 Specified Denomination on each Interest Payment Date
	For the period from and including the 28 October 2009 o but excluding 28 October 2010 JPY1,150,000 per JPY100,000,000 Specified Denomination on each Interest

		Payment Date
		For the period from and including the 28 October 2010 to but excluding 28 October 2011: JPY1,280,000 per JPY100,000,000 Specified Denomination on each Interest Payment Date
		For the period from and including the 28 October 2011 to but excluding 28 October 2012: JPY1,410,000 per JPY100,000,000 Specified Denomination on each Interest Payment Date
		For the period from and including the 28 October 2012 to but excluding 28 October 2013: JPY1,540,000 per JPY100,000,000 Specified Denomination on each Interest Payment Date
		For the period from and including the 28 October 2013 to but excluding 28 October 2014: JPY1,670,000 per JPY100,000,000 Specified Denomination on each Interest Payment Date
	(iv) Broken Amount:	Not applicable.
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted).
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable.
18.	**Floating Rate Provisions**:	Not Applicable
19.	**Zero Coupon Note Provisions**:	Not Applicable.
20.	**Index Linked Interest Note Provisions**:	Not Applicable.
21.	**Dual Currency Note Provisions**:	Not Applicable.

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Applicable.

	(i) Optional Redemption Date(s):	The issuer has the right to call the issue in whole but not in part on each Interest Payment Date from and including 28 April 2005 to and including 28 April 2014
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	JPY 100,000,000 per Note of JPY 100,000,000 specified denomination.
	(iii) If redeemable in part:	Not Applicable.
	(iv) Option Exercise Date(s):	Not Applicable.
	(v) Description of any other Issuer's option:	Not Applicable.
	(vi) Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole but not in part, no later than 5 London and Tokyo Business Days prior to the Optional Redemption Date.
23.	**Put Option**	Not applicable.
24.	**Final Redemption Amount**	JPY 100,000,000 per Note of JPY 100,000,000 specified denomination.
25.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes.
	(iii) Unmatured Coupons to become void upon early	Yes.

redemption (Bearer Notes only) (Condition 8(f)):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules.
27.	Financial Centre(s) (Condition 8(h)) *or other special provisions relating to* Payment Dates:	London and Tokyo. "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any or other sum in respect of such early or postponed payment
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable.
30.	Details relating to Instalment Notes:	Not Applicable.

31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
32.	Consolidation provisions:	Not Applicable.
33.	Other terms or special conditions:	**Notices** So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	If syndicated, names of Managers:	Not Applicable.
35.	If non-syndicated, name of relevant Dealer:	Citigroup Global Markets Limited
36.	Additional selling restrictions:	Not Applicable.
37.	Cost of Issue	Not Applicable.
38.	Subscription period:	Not Applicable.

OPERATIONAL INFORMATION

39.	ISIN Code:	XS0203728935
40.	Common Code:	020372893
41.	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant number(s):	Not Applicable.
42.	Delivery:	Delivery against payment.

43.	The Agents appointed in respect of the Notes are:	Fiscal, Paying Agent and Calculation Agent: Deutsche Bank AG, London Branch Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

44.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not applicable.
45.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.007392 producing a sum of (for Notes not denominated in Euro):	Euro 7,392,000
46.	In the case of Notes listed on the Official Segement of the Stock Market of Euronext Amsterdam N.V.:	Not applicable.
47.	Effective yield at Issue Price:	Not Applicable.
48.	Date of Pricing Supplement:	26 October 2004
49.	Date of Base Offering Circular:	15 October 2004.

Signed on behalf of the Issuer:

By:.................................

Duly Authorised

EXECUTION VERSION

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1156A
TRANCHE NO: 1
EUR 75,000,000 Periodic Capped Floating Rate Notes due 2010

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 28 October 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer or of the Group since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, the date of the last published annual accounts.

On 30 July 2004, Rabobank Nederland announced that it had entered into an agreement to acquire Farm Credit Services of America ("FCSAmerica"), based in Omaha, Nebraska. FCSAmerica has assets of approximately $8 billion and 900 employees. FCSAmerica is a part of the Farm Credit System which is a network of cooperatively owned lending institutions and related service organizations, supervised by the Farm Credit Administration on behalf of the U.S. government. The acquisition was subject to the approval of regulatory authorities in the United States and the Netherlands and a number of additional conditions, including approval of the transaction by the FCSAmerica board and approval of the board of the Farm Credit Administration and the stockholders of FCSAmerica of the withdrawal of FCSAmerica from the Farm Credit System. The board of FCSAmerica did not approve the transaction and consequently FCSAmerica terminated the acquisition agreement as of 20 October 2004. Rabobank Nederland remains firmly committed to expanding our presence in the U.S. market, particularly in the Midwest, by expanding our Rabo Agrifinance and Rabo Ag Services divisions and through aquisitions.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1156A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 75,000,000
	(ii) Tranche:	EUR 75,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	EUR 75,000,000
6	Specified Denominations:	EUR 1,000
7	Issue Date:	1 November 2004
8	Maturity Date:	1 November 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate (see item 18 below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	Beginning on (and including) 1 November 2004 and ending on (but excluding) 1 May 2005 and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date

(ii)	Specified Interest Payment Dates:	1 November and 1 May in each year commencing on 1 May 2005 and ending on the Maturity Date subject to adjustment in accordance with the Business Day Convention specified
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(a)):	London
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	
-	Relevant Time:	11:00 a.m. (Brussels time)
-	Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Period
-	Primary Source for Floating Rate:	Moneyline Telerate Page 248
-	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
-	Relevant Financial Centre:	Euro-zone
-	Benchmark:	EURIBOR
-	Representative Amount:	Not Applicable
-	Effective Date:	First day of each Interest Period
-	Specified Duration:	6 months
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+ 0.50 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	The Rate of Interest in respect of any Interest Period shall not be greater than 0.20 per cent. above the Rate of Interest calculated in respect of the immediately preceding Interest Period
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360
(xiv)	Rate Multiplier:	Not Applicable

	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		**Bearer Notes**
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange

		of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date (as defined in the temporary Global Note) for the Notes may be extended, without the consent of the Noteholders, to coincide with the applicable Exchange Date (as defined in the temporary Global Note) for such further issue.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands**

		The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)
37	Costs of Issue:	Not Applicable
38	Subscription Period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0203473177
40	Common Code:	020347317
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent; Deutsche Bank Luxembourg S.A., Banque Générale du Luxembourg S.A. and Rabo Securities N.V. as Paying Agents; Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent; and BNP Paribas as Determination Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	28 October 2004
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By:

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1140A

TRANCHE NO: 1
EUR 100,000,000 Fixed Rate / Inflation-linked Notes due 2014

Issue Price: 100.00 per cent

Morgan Stanley

The date of this Pricing Supplement is 18 October 2004.

Noteholders and prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition. Noteholders and prospective purchasers of the Notes should conduct their own investigations and, in deciding whether or not to purchase the Notes, prospective purchasers should form their own views of the merits of an investment, based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Investors should have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of investing in a particular issue of Notes as well as access to, and knowledge of, appropriate analytical tools to evaluate such merits and risks in the context of their financial situation. Certain issues of Notes are not an appropriate investment for investors who are unfamiliar with the applicable interest rate indices, currencies, other indices or formulas, or redemption or other rights or options, investors should also have sufficient financial resources to bear the risks of an investment in the Notes.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in Clause 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	1140A
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		euro (**"EUR"**)
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	EUR 100,000,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds	EUR 100,000,000
6.	Specified Denominations:		EUR 1,000
7.	Issue Date:		18 October 2004
8.	Maturity Date:		18 October 2014
9.	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10.	Interest Basis:		Fixed Rate for the period from and including 18 October 2004 to but excluding 18 October 2006 (the **"Fixed Rate Period"**) Index-Linked for the period from and including 18 October 2006 to but excluding the Maturity Date (the **"Index-Linked Period"**)
11.	Redemption/Payment Basis:		Redemption at par
12.	Change of Interest or Redemption/Payment Basis:		See item 10 above
13.	Put/Call Options:		Not Applicable
14.	Status of the Notes:		Senior
15.	Listing:		Luxembourg
16.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**		Applicable for the Fixed Rate Period
	(i)	Rates of Interest:	In respect of the period from and including the Issue Date, to but excluding 18 October 2005 (the **"First Fixed Rate Period"**), 7.00 per cent. per annum payable annually in arrear; and in respect of the period from

			and including 18 October 2005 to but excluding 18 October 2006 (the **"Second Fixed Rate Period"**), 4.00 per cent. per annum, payable annually in arrear.
	(ii)	Interest Payment Dates:	18 October 2005 and 18 October 2006 subject to adjustment in accordance with the Following Business Day Convention.
	(iii)	Fixed Coupon Amounts:	EUR 70 per EUR 1,000 in nominal amount in respect of the First Fixed Rate Period; and EUR 40 per EUR 1,000 in nominal amount in respect of the Second Fixed Rate Period.
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ISMA)
	(vi)	Determination Dates (Condition 1(a)):	Not Applicable
	(vii)	Calculation Agent responsible for calculating the interest due in respect of the First Fixed Rate Period and Second Fixed Rate Period.	Deutsche Bank AG London.
	(viii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18.	**Floating Rate Provisions**		Not Applicable
19.	**Zero Coupon Note Provisions**		Not Applicable
20.	**Index Linked Interest Note Provisions**		Applicable for the Index-Linked Period
	(i)	Index:	Subject to (iii) below, the EUROSTAT Consumer Price Index (excluding Tobacco) (**"CPI"**) for the Eurozone as calculated and published (unrevised) monthly on Reuters page OATEI01 by the Statistical Office of the European Communities (**"EUROSTAT"**) or relevant successor page (or such other

service as may be nominated as the information vendor from time to time), for the purposes of displaying the level of CPI or any comparable index which may replace the Index in such circumstances as described below. This information is also available on the Reuters Page OATEINDEXED01 and Bloomberg Page CPTFEMU as published by the French Tresor for OATei and can also be viewed on the following: www.aft.fr .

Formula:

The Rate of Interest in respect of each Interest Period within the Index-Linked Period will be a rate per annum determined by the Index Determination Agent on the relevant Valuation Date in accordance with the following formula, expressed as a percentage rounded to the nearest two decimal places:

1.00 per cent. per annum plus the greater of [($CPI_{(n-1)}$ / $CPI_{(n-2)}$)-1] and 0 per cent.

Where:

$CPI_{(n-1)}$ and $CPI_{(n-2)}$ mean, in relation to the Specified Interest Payment Date relating to an Interest Period, the levels of the Index for the months set out in the table below against such Interest Payment Date:

Specified Interest Payment Date falling in	**$CPI_{(n-1)}$**	**$CPI_{(n-2)}$**
October 2007	June 2006	June 2005
October 2008	June 2007	June 2006
October 2009	June 2008	June 2007
October 2010	June 2009	June 2008
October 2011	June 2010	June 2009
October 2012	June 2011	June 2010

	October 2013	June 2012	June 2011
	October 2014	June 2013	June 2012

(ii) Agents responsible for calculating the interest due in respect of the Index-Linked Period :

Morgan Stanley Capital Services Inc., shall act as Index Determination Agent whose determinations and calculations shall be binding in the absence of manifest error. Deutsche Bank AG London shall act as Calculation Agent whose determinations and calculations shall be binding in the *absence of manifest error.*

(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:

Changes in circumstances affecting the Index in respect of any Relevant Month:

(A) Changes in Base: If the Index is revised to a new base, the Index Determination Agent will make any necessary adjustments to the relevant index figures to preserve the economic intention of these terms and conditions;

(B) Delay in publication of RPI: If the Index is not published on or before the day that is two Business Days before the relevant Valuation Date, the Index Determination Agent shall use the Index last published before such relevant Valuation Date save that such previous Index may not be used for two or more Valuation Dates in succession;

(C) Cessation of Publication or Fundamental Change: If the Index is no longer calculated or published by EUROSTAT, or the Index has not been published for two consecutive months, or the Index Determination Agent determines in good faith that the Index is substantially altered or if any change is made to the calculation of the Index which, in the reasonable opinion of the Index Determination Agent fundamentally affects the intended economic effect of these terms and

conditions, the Index Determination Agent will use:

(a) where a similar index is published by a successor entity using a substantially identical calculation formula (the **"First Substitute Index"**), such published level in lieu of the Index;

(b) where the First Substitute Index is not available, such substitute index (the **"Second Substitute Index"**) as may be published by the relevant authority responsible for monitoring the average change in European consumer prices (such relevant authority to be determined by the Index Determination Agent in its sole and absolute discretion) in respect of the Relevant Month;

(c) where neither the First Substitute Index nor the Second Substitute Index is available:

(i) such substitute index or such method of determining the Index as the Index Determination Agent shall determine, acting reasonably and in good faith, including any amendments to these terms and conditions that may be necessary to preserve the intended economic effect herein.

(D) Correction of Index: If the Index published on a given day is subsequently corrected, the Index Determination Agent will determine the amount payable by either party hereto using the level published prior to any such correction except where such correction is (a) made in order to correct a manifest error (in the opinion of the Index Determination Agent) and (b) published on or before the day that is two Business Days before the relevant Valuation Date, in which case the Index Determination Agent will use the corrected level. Any determination of the Index pursuant to this paragraph shall be used in determining any future amount

payable.

"**Relevant Month**" means the month of June in any Interest Period.

Notices:
In respect of the Index-Linked Period, the Index Determination Agent upon determining the relevant Rate of Interest in respect of the relevant Interest Period in accordance with the provisions of this paragraph 20 shall forthwith notify such rate to the Calculation Agent who shall determine the relevant Interest Amount payable in respect of such Interest Period in accordance with the provisions set out below and the conditions.

(iv)	(iv) Interest Period(s)	In respect of the Index-Linked Period, the Interest Periods shall run from and including 18 October to but excluding 18 October in the following year, commencing on 18 October 2006. The final Interest Period will end on but exclude the Maturity Date.
(v)	Specified Interest Payment Dates:	18 October in each year, commencing 18 October 2007 up to and including the Maturity Date in accordance with the Business Day Convention.
(vi)	Business Day Convention:	Following Business Day Convention
(vii)	Business Centre(s) (Condition 1(a)):	TARGET
(viii)	Minimum Rate of Interest:	1.00 per cent per annum
(ix)	Maximum Rate of Interest:	Not Applicable
(x)	Interest Amount:	The Interest Amount payable on each Note in respect of any Interest Period shall be an amount in Euro calculated by the Calculation Agent, equal to the product of the following formula:

P x R x A

where:

"**P**" means the Denomination, i.e. EUR 1,000;

"**R**" means the Rate of Interest determined by the Index Determination Agent; and

"**A**" means the Day Count Fraction.

	(xi)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ISMA) (unadjusted)
	(xii)	Valuation Date:	Five Target Business Days prior to the Specified Interest Payment Date relating to such Interest Period, provided that if such day is not a Business Day then the Valuation Date shall be the immediately following Business Day.
21.	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**		Not Applicable
23.	**Put Option**		Not Applicable
24.	**Final Redemption Amount**		EUR 1,000 per Note of 1,000 specified denomination
25.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	100 per cent. of the Aggregate Nominal Amount of each Note.
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates or Specified Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	**Bearer Notes**

(i)	Temporary or permanent global Note/Certificate:	temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with applicable Exchange Date for such further issue.
(ii)	Applicable TEFRA exemption:	D Rules

27.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32.	Consolidation provisions:	Not Applicable
33.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34.	If syndicated, names of Managers:	Not Applicable
35.	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited

36.	Additional selling restrictions:	**The Netherlands** The Dealer is deemed by purchasing the Notes to have represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, in The Netherlands any Notes other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).
37.	Cost of Issue:	Not Applicable
38.	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	XS0201827333
40.	Common Code:	020182733
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	The Depository Trust Company	Not Applicable
42.	Delivery:	Delivery against payment
43.	The Agents appointed in respect of the Notes are:	Fiscal Agent, Paying Agent and Calculation Agent: Deutsche Bank AG London Luxembourg Stock Exchange Listing Agent: Deutsche Bank Luxembourg S.A. Index Determination Agent: Morgan Stanley Capital Services Inc.

GENERAL

44.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of	Not Applicable

	Euronext Amsterdam N.V.:	
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	18 October 2004
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: ____________________________

Duly authorised

A04448703/1.0/18 Oct 2004

ANNEX

Information About and Historical Performance of the Index

Note: All information in this Pricing Supplement relating to the Index, including, without limitation, its composition, method of calculation and changes in its components, is derived from publicly available information. Such information is provided for information purposes only and is not indicative of the likely performance of the Notes. None of the Issuer, the Dealer, the Index Determination Agent or the Calculation Agent shall have any responsibility for any errors or omissions in the calculation and publication of the Index. Investors should make their own investment, hedging and trading decisions (including decisions regarding the suitability of this investment), based upon their own judgement and upon advice from such advisers as such investors deem necessary and not upon any view expressed by the Issuer, the Dealer, the Index Determination Agent or the Calculation Agent.. The information contained in this section (in particular, website addresses and details of publication methods and dates) is stated as at the date of issue of the Notes only, and is subject to change.

Summary The CPI is an aggregation of relevant Harmonised Indices of Consumer Prices and reflects consumer price inflation (excluding tobacco) in those EU member states that are members of the Eurozone – having adopted the euro as their currency as participants in the third stage of Economic and Monetary Union.

General Information Harmonised Indices of Consumer Prices (**"HICPs"**) are indices of inflation compiled according to methodology developed by the national statistical institutes of member states of the European Union in conjunction with Eurostat.

HICP figures are harmonized inflation figures required under Article 121 (consolidated version) of the Treaty establishing the European Community. They are designed for international comparison of consumer price inflation.

HICP indices cover "household final monetary consumption expenditure". The relative importance of consumers' expenditure in terms of particular goods or services varies from country to country. Therefore, there is no uniform basket applying to all member states.

Compilation Individual countries first publish their own HICP figures in conjunction with their consumer price indices. Following each country's publication of its own HICP figures, Eurostat aggregates these and publishes aggregate HICP figures for the European Union (the European Index of Consumer Prices or EICP), for the Eurozone (the Monetary Union Index of Consumer Prices or MUICP) and for the European Economic Area (the European Economic Area Index of Consumer Prices or EEAICP).

Revisions and Publication Eurostat generally publishes MUICP figures approximately 16 to 18 days following the end of the relevant month. MUICP figures as published by Eurostat are occasionally revised after publication upon more accurate data becoming available. The Index as used in connection with the Notes, however, consists only of the unrevised figures first published by Eurostat (disregarding preliminary estimates). The tables of historical data found on the main pages of Eurostat's website (http://europa.eu.int/comm/eurostat/) contain the revised figures and therefore will not reflect exactly the development of the Index. Unrevised figures can be obtained by subscription to Eurostat's New Cronos database. The most convenient source of information about the development of the Index is currently the internet site of Agence France Trésor (http://www.aft.fr/oat/us/ipceuro.html) as the Index is the same as the index used to calculate payments under the French Republic's OAT*ei* securities.

Disclaimer on behalf of Eurostat The Notes are not in any way sponsored, endorsed, sold or promoted by Eurostat. Eurostat has no obligation to take the needs of Noteholders into consideration

in composing, determining or calculating the Index (or causing the Index to be calculated). In addition, Eurostat makes no warranty or representation whatsoever, express or implied, as to the results to be obtained from the use of the Index and/or the level at which the Index stands at any particular time on any particular day or otherwise, and shall not be liable, whether in negligence or otherwise, to any person for any error in the Index or under any obligation to advise any person, including, without limitation, the Issuer or Noteholders, of any error therein.

The CPI (excluding Tobacco) unrevised data:

Frequency: Monthly

Last 2 Years:

August 2002	111.00
September 2002	111.40
October 2002	111.60
November 2002	111.50
December 2002	111.70
January 2003	111.50
February 2003	112.00
March 2003	112.50
April 2003	112.70
May 2003	112.60
June 2003	112.70
July 2003	112.50
August 2003	112.70
September 2003	113.10
October 2003	113.20
November 2003	113.20
December 2003	113.60
January 2004	113.20
February 2004	113.50
March 2004	114.100
April 2004	114.70

May 2004	115.00
June 2004	115.10
July 2004	114.80
August 2004	115.10

Source: Bloomberg, Page CPTFEMU.

Pricing Supplement

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**SERIES NO: 1142A
TRANCHE NO: 1**

EUR 10,000,000 Callable Cumulative Inverse Floater Notes due 2011

Issue Price: 100 per cent.

HSBC Bank plc

The date of this Pricing Supplement is 15 October 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in Clause 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30th June 2004 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31st December 2003.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1142A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		EUR
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 10,000,000
	(i)	Tranche:	EUR 10,000,000
5	(ii)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(iii)	Net proceeds:	EUR 10,000,000
6	Specified Denominations:		EUR 10,000
7	Issue Date:		19 October 2004
8	Maturity Date:		19 October 2011
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate for the period from and including the Issue Date to but excluding 19 October 2005. Thereafter Floating Rate, subject to 18. Below.
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		The Notes changes from Fixed Rate to Floating Rate on 19 October 2005.
13	Put/Call Options:		Call (further particulars specified below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

	(i)	Rate (s) of Interest:	7.00 per cent. per annum payable quarterly in arrear
	(ii)	Interest Payment Date(s):	19 January, 19 April, 19 July and 19 October
	(iii)	Fixed Coupon Amount (s):	EUR 175 per EUR 10,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	19 January, 19 April, 19 July and 19 October in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Applicable from and including 19 October 2005 to, but excluding the Maturity Date.
	(i)	Interest Period(s):	Each period commencing on and including an Interest Payment Date and ending on but excluding the next following Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	19 January, 19 April, 19 July and 19 October in each year subject to the Modified Following Business Day Convention
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	TARGET

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination For the Interest Accrual Period from and including 19 October 2005 to but excluding the Maturity Date the Rate of Interest in respect of each Interest Period will be the higher of 0.00 per cent. and: from and including 19 October 2005 to but excluding 19 October 2006: (Preceding Rate of Interest plus 2.50 per cent. minus 3 month EURIBOR in arrear), from and including 19 October 2006 to but excluding 19 October 2007: (Preceding Rate of Interest plus 3.34 per cent. minus 3 month EURIBOR in arrear), from and including 19 October 2007 to but excluding 19 October 2008: (Preceding Rate of Interest plus 4.18 per cent. minus 3 month EURIBOR in arrear), from and including 19 October 2008 to but excluding 19 October 2009, from and including 19 October 2009 to but excluding 19 October 2010, and from and including 19 October 2010 to but excluding 19 October 2011: (Preceding Rate of Interest plus 5.02)
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Calculation Agent]):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
-	Relevant Time:	11 a.m. Brussels time
-	Interest Determination Date:	Two TARGET Business Days prior to the end of each Interest Accrual Period.
-	Primary Source for Floating Rate:	Telerate Page 248
-	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
-	Relevant Financial Centre:	London
-	Benchmark:	EURIBOR

	-	Representative Amount:	Not Applicable
	-	Effective Date:	Not Applicable
	-	Specified Duration:	3-months
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Zero
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per the Conditions
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	19 April 2005 and semi annually thereafter with 5 TARGET business days notice
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 10,000 per Note of Eur 10,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	Minimum nominal amount to be redeemed:		Not Applicable
	Maximum nominal amount to be redeemed:		Not Applicable
	(iv)	Option Exercise Date(s):	19 April 2005, and each 19 April and 19 October thereafter until the Maturity Date

	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	5 TARGET business days prior to the relevant Optional Redemption Date.
23	**Put Option**		Not Applicable
24	**Final Redemption Amount of Each Note**		EUR 10,000 per Note of EUR 10,000 specified denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules

27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Target If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment.
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:[1]	So long as Bearer Notes are represented by a *permanent Global Note and the* permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)		

	(iii)	
35	If non-syndicated, name of Dealer:	HSBC Bank plc
36	Additional selling restrictions:	**The Netherlands** The Dealer has represented and agreed that it has not, directly or indirectly, offer or sell in The Netherlands any Notes other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0202888920
40	Common Code:	020288892
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent: Deutsche Bank AG, London Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable

47	Effective yield at Issue Price:[2]	Not Applicable
48	Date of Pricing Supplement:	15 October 2004
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: ______________________________
Duly authorised